EXHIBIT 11.1

Statement Regarding Computation of   earnings per share


Options and warrants outstanding to purchase stock were not included in the computation of diluted EPS because inclusion would have been antidilutive. The Company has no options or warrants outstanding as of December 31, 2005 and 2004